Via Facsimile and U.S. Mail
Mail Stop 6010

January 26, 2009

Mr. James H. Brennan
Commonwealth Biotechnologies, Inc.
Vice President Financial Operations
601 Biotech Drive
Richmond, Virginia 23235

      Re: Commonwealth Biotechnologies, Inc.
                Item 4.01 Form 8-K
                File No. 000-06334

Dear Mr. Brennan:

      We have completed our review of your Form 8-K and have no further comments at this time.

            Sincerely,

            Tabatha Akins
            Staff Accountant